EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1-14485

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 27, 2002

P.E. 8/27/02

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7° andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

ITEM		Sequential Page Number
1.	Press Release entitled *"Tele Sudeste Celular Participações S.A Announces Interest on Net Worth In Lieu of Dividend Payment"*, dated August 27, 2002	4

Item 1

Telefónica
CELULAR

TELE SUDESTE CELULAR PARTICIPAÇÕES S. A.

ANNOUNCES INTEREST ON NET WORTH IN LIEU OF DIVIDEND PAYMENT

August 27, 2002. (01 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.com.br

(São Paulo – Brazil), (August 27, 2002) – The Managemet of Tele Sudeste Celular Participações S. A. (NYSE: TSD; BOVESPA: TSEP), in accordance with decisions made at General Shareholders' Meeting on April 2, 2002, hereby informs shareholders about the payment of interest on net worth ("IONW") related to the 2001 fiscal year to the holders of common and preferred shares issued by the above mentioned company with the share position of December 31, 2001, on September 6, 2002.

Persuant to Paragraph 7, Article 9 of Federal Law #9,249/95 of the Brazilian Securities Commission, the net value of the IONW was included in the amount of the mandatory dividend, expect for those shareholders who are immunes or exempt from taxation.

I – AMOUNT OF THE IONW – R$ (PER LOT OF 1,000 SHARES)

STARTING ON SEPTEMBER 6, 2002

	Ordinary Shares	Preferred Shares
Net Value	0.107949	0.107949

II – INCOME TAX WITHHOLDING, PERSUANT TO THE CURRENT LEGISLATION

1. 15% of the IONW is withheld for income tax purposes at the time of its credit.

2. There is no income tax for the legal entities that proved their immune or exempt status within the established term.

III – PAYMENT PROCEDURES

Brazilian Shareholders participating in the Stock Exchanges Custody Program will receive the interest on net worth payment through the respective Broker Dealers. Otherwise, directly at the branches of Banco Real.

IV – ADDITIONAL INFORMATION

The IONW and/or Dividends not claimed within the period of three years after the date of the beginning of payment will be forfeited in favor of the company (Federal Law #6,404 of 12.12.1976, Article 287, II, a).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: August 27, 2002

By ______________________

Name: Charles E. Allen

Title: Investor Relations Director

Tele Sudeste Celular Participações S.A Announces Interest on Net Worth in Lieu of Dividend Payment.